UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

NGL Energy Partners, LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Patrick Wade

c/o the Energy & Minerals Group, 811 Main Street, Suite 4200, Houston, Texas 77002

Telephone: (972) 432-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107

1	Names of Reporting Persons EMG NGL HC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,696,634 common units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,696,634 common units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,634 common units

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.3% (see Note 1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1: Based on 62,315,815 Common Units issued and outstanding as of August 5, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons NGP Midstream & Resources, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,634 common units (see Note 1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.3% (see Note 2)

14	Type of Reporting Person (See Instructions) PN

Note 1: Solely in its capacity as a member holding a majority interest in EMG NGL HC, LLC.  Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as a member holding a majority interest in EMG NGL HC, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 62,315,815 Common Units issued and outstanding as of August 5, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons NGP MR, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,634 common units (see Note 1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.3% (see Note 2)

14	Type of Reporting Person (See Instructions) PN; IA

Note 1: Solely in its capacity as the general partner of NGP Midstream & Resources, L.P, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result its status as the general partner of NGP Midstream & Resources, L.P., a member holding a majority interest in EMG NGL HC, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 62,315,815 Common Units issued and outstanding as of August 5, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons NGP MR GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,634 common units (see Note 1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.3% (see Note 2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company); IA

Note 1:  Solely in its capacity as the general partner of NGP MR, LP, the general partner of NGP Midstream & Resources, LLC, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the LLC Agreement described in Item 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 5 and 5.

Note 2: Based on 62,315,815 Common Units issued and outstanding as of August 5, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons John T. Raymond

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,634 common units (see Note 1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.3% (see Note 2)

14	Type of Reporting Person (See Instructions) IN

Note 1: Solely in his capacity as the Chief Executive Officer and Managing Partner of NGP MR GP, LLC, the general partner of NGP MR, LP, the general partner of NGP Midstream & Resources, LLC, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the LLC Agreement described in Item 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 62,315,815 Common Units issued and outstanding as of August 5, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

CUSIP No. 62913M107

1	Names of Reporting Persons John G. Calvert

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,696,634 common units (see Note 1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,696,634 common units (see Note 1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,634 common units (see Note 1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 4.3% (see Note 2)

14	Type of Reporting Person (See Instructions) IN

Note 1: Solely in his capacity as the Chief Operating Officer and Managing Partner of NGP MR GP, LLC, the general partner of NGP MR, LP, the general partner of NGP Midstream & Resources, LLC, a member holding a majority interest in EMG NGL HC, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of the LLC Agreement described in Item 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  See Items 4 and 5.

Note 2: Based on 62,315,815 Common Units issued and outstanding as of August 5, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.

This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons as an amendment to the original Schedule 13D filed with the Securities and Exchange Commission on May 17, 2013 (as amended, this “Schedule 13D”).  This Amendment No. 2 relates to common units representing limited partner interests (“NGL Common Units”) in NGL Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D.  Only those items of the Schedule 13D that are being amended hereby are included herein, and each such amended item that is included in this Amendment No. 2 is restated in its entirety as amended hereby.

The Reporting Persons’ beneficial ownership has dropped below the Schedule 13D reporting threshold.  Therefore, this Amendment No. 2 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons.

Item 4.                                                         Purpose of Transaction.

Item 4(d) is hereby amended and restated in its entirety as follows:

(d)                                 Pursuant to Section 5.13 of the GP Merger Agreement, Patrick Wade was appointed by EMG NGL HC to the Board of Directors of NGL GP. NGL GP controls the Issuer through its directors.

On August 6, 2013, pursuant to a Membership Interest Purchase Agreement, dated August 1, 2013, by and among NGL Holdings, Inc., NGL GP and the purchasers named therein (the “GP Purchase Agreement”), EMG II NGL GP Holdings, LLC (“EMG II”) purchased membership interests in NGL GP.  In connection with the GP Purchase Agreement, EMG II received the right to designate a director to the Board of Directors of NGL GP and appointed John T. Raymond as the representative of EMG II.  Other than the appointment of Mr. Wade and Mr. Raymond, none of the Reporting Persons has any plan or proposal of the type referred to in clause (d) of Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 The information contained on the cover pages and in Items 2 and 4(a) of this Schedule 13D is incorporated herein by reference.

After giving effect to the Merger Agreement and the transactions contemplated thereby, EMG NGL HC became the beneficial owner of 5,696,634 NGL Common Units.  Pursuant to the June 3 Unit Purchase Agreement and the June 21 Unit Purchase Agreement, EMG NGL HC disposed of 2,000,000 NGL Common Units and 1,000,000 NGL Common Units, respectively, leaving EMG NGL HC with 2,696,634 NGL Common Units representing an approximate 4.3% interest in the Issuer. By nature of its controlling 65% membership interest in EMG NGL HC, EMG Fund I may be deemed a beneficial owner of the 2,696,634 NGL Common Units held by EMG NGL HC. As the general partner of EMG Fund I, EMG Fund

I GP may be deemed a beneficial owner of the 2,696,634 NGL Common Units held by EMG NGL HC. As the general partner of EMG Fund I GP, Ultimate GP may be deemed a beneficial owner of the 2,696,634 NGL Common Units held by EMG NGL HC.

Pursuant to authority granted to them under the Limited Liability Company Agreement of Ultimate GP, dated February 16, 2007 (the “LLC Agreement”), John T. Raymond and John G. Calvert, as Chief Executive Officer and Managing Partner and as Chief Operating Officer and Managing Partner, respectively, of Ultimate GP, as the general partner of EMG Fund I GP, as the general partner of EMG Fund I, and by nature of EMG Fund I’s controlling 65% membership interest in EMG NGL HC, may be deemed beneficial owners of the 2,696,634 NGL Common Units held by EMG NGL HC. Additionally, the terms of the LLC Agreement require that the Chief Executive Officer of Ultimate GP only take action when such action is also approved by another officer of Ultimate GP.  John T Raymond and John G. Calvert are the only officers of Ultimate GP, and they may not be removed nor may additional officers be appointed without the unanimous consent of the members of Ultimate GP. As such, the approval of both John T. Raymond and John G. Calvert is required for action to be taken on behalf of Ultimate GP, including the voting or disposition of investment securities.

The aforementioned ownership percentages are based on 62,315,815 NGL Common Units issued and outstanding as of August 5, 2013 as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013. Outstanding units do not include 5,919,346 subordinated units, of which the reporting person owns none.  The increase in the number of NGL Common Units issued and outstanding is the result of (i) an underwritten public offering of 10,350,000 NGL Common Units to the public, which closed on July 15, 2013 (the “Public Offering”) and (ii) the private placement of 2,463,287 NGL Common Units to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended, which closed on August 1, 2013.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by EMG NGL HC, solely with respect to its direct holdings of the NGL Common Units) that it is the beneficial owner of any of the NGL Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by EMG NGL HC, solely with respect to its direct holdings of the NGL Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the NGL Common Units.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any NGL Common Units; provided, however, that because of each Covered Persons’ status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the NGL Common Units beneficially owned by such

Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the NGL Common Units reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, except to the extent of such Covered Person’s pecuniary interest, if any, in the NGL Common Units.

(b)                                 The Reporting Persons may be deemed to have shared voting or dispositive power of the 2,696,634 Common Units held by EMG NGL HC due to the terms of the LLC Agreement requiring that the Chief Executive Officer of Ultimate GP only take action when such action is also approved by another officer of Ultimate GP.  John T Raymond and John G. Calvert, the Chief Executive Officer and Managing Partner and Chief Operating Officer and Managing Partner of Ultimate GP, respectively, are the only officers of Ultimate GP, and they may not be removed nor may additional officers be appointed without unanimous consent of the members of Ultimate GP. As such, the approval of both John T. Raymond and John G. Calvert is required for action to be taken on behalf of Ultimate GP, including the voting or disposition of investment securities.

(c)                                  Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in NGL Common Units since the filing of the original Schedule 13D on May 17, 2013.

(d)                                 Not applicable.

(e)                                  As a result of the Public Offering, the Reporting Persons ceased to beneficially own 5% or more of the NGL Common Units on July 15, 2013.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2013.

NGP MR GP, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

NGP MR, LP

	By:	NGP MR GP, LLC, its General Partner

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

	By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

NGP Midstream & Resources, L.P.

By:	NGP MR, LP, its General Partner

	By:	NGP MR GP, LLC, its General Partner

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and Managing Partner

	By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and Managing Partner

EMG NGL HC, LLC

By:	NGP Midstream & Resources, its Member

	By:	NGP MR, LP, its General Partner

		By:	NGP MR GP, LLC, its General Partner

		By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer and
Managing Partner

		By:	/s/ John G. Calvert
John G. Calvert
Chief Operating Officer and
Managing Partner

/s/ John T. Raymond
John T. Raymond

/s/ John G. Calvert
John G. Calvert